NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

September 1, 2023

VIA EDGAR

Tyler Howes

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 28, 2023
File No. 001-38638

Dear Mr. Howes and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 24, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 4, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.	Please clarify for us whether or not Xiaobei Chen is an official of the CCP as required by Item 16I(b)(4) of the Form 20-F. In this regard we note your response to comment 2 that “except for Xiaobei Chen, none of the investor-designated directors of the Company’s other consolidated operating entities is a party official” and that you describe Xiaobei Chen as “a member of the Chinese Communist Party Committee of a PRC state-owned enterprise." Please further explain any discrepancy between this determination and your disclosure that "none of the members of the board of directors of NIO Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report.”

NIO Inc.

September 1, 2023

The Staff’s comment is duly noted. The Company respectfully submits that Ms. Xiaobei Chen is an investor-designated director of NIO Holding Co., Ltd. and a member of the Chinese Communist Party (CCP) Committee of a PRC state-owned enterprise. However, there is no clear definition from official sources or legal guidance under applicable laws and regulations in China regarding her designation as an “official” of the CCP. Nonetheless, the Company furnished the information to the Staff for the sake of transparency.

According to regulations issued by the CCP Central Committee, the term “official” refers to individuals holding leadership positions in various departments or institutions of the Central Committee of the CCP, the Standing Committee of the National People’s Congress, the State Council, the National Committee of the Chinese People’s Political Consultative Conference, the Central Commission for Discipline Inspection, the National Supervisory Commission, the Supreme People’s Court, and the Supreme People’s Procuratorate, as well as individuals holding leadership positions in departments or institutions of the above mentioned authorities at or above the county level. However, it does not explicitly mention whether members of CCP committees of state-owned enterprises are considered CCP officials.

In addition, there is no explicit definition or guidance in the Form 20-F or from the Staff regarding the definition or intended scope of “CCP officials” specified in Item 16I(b)(4) of the Form 20-F. Due to the ambiguity surrounding whether, in relation to Item 16I(b)(4), Ms. Xiaobei Chen qualifies as a CCP official in her capacity as a member of the CCP Committee of a PRC state-owned enterprise, the Company believes it would be imprudent to conclude on Ms. Chen’s designation as an “official” of the CCP.

The Company further respectfully submits that, as there is no clear official definition or guidance regarding the designation of an individual as an official of the CCP as specified in Item 16I(b)(4), the Company’s understanding and belief at the time of the 2022 Form 20-F filing was that the term “CCP officials” referred to officials holding leadership positions in the CCP and affiliated governmental or political organizations, excluding members of the CCP Committee of PRC state-owned enterprises. Therefore, in the 2022 Form 20-F, the Company stated that “to the Company’s knowledge, none of the members of the board of directors of NIO Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report.”

However, after receiving the Staff’s comments contained in the letter dated July 21, 2023, the Company conducted a thorough analysis, consulted its legal counsels and considered relevant legislative sources regarding the definition and scope of “CCP official.” Based on the analysis, there is no official definition or guidance under written laws and regulations in China regarding whether members of CCP committees of state-owned enterprises are considered “CCP officials” and the interpretation and application of the term “CCP officials” may differ depending on the specific context.

NIO Inc.

September 1, 2023

Due to the ambiguity in interpreting the term and the possibility of members of CCP Committee of PRC state-owned enterprises being considered CCP officials, the Company supplementally disclosed the underlying facts to the Staff for the sake of transparency. Therefore, in its responses to the Staff comments submitted on August 4, 2023, the Company provided the identity and background information of the director. This information was furnished to the Staff not because it identified any inaccurate disclosure in the 2022 Form 20-F, but rather a result of the Company’s decision to voluntarily provide additional information in accordance with the requirements under Item 16I(b)(4).

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP